Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

December 30, 2013

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Balter Long/Short Equity Fund (S000043745)

Dear Mr. Newman:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 27, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 536 to its registration statement.  PEA No. 536 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 17, 2013 and is designated to become effective on December 31, 2013.  The purpose of PEA No. 536 was to add a new series to the Trust: the Balter Long/Short Equity Fund (the “Fund”), managed by Balter Liquid Alternatives, LLC (the “Advisor”).  The Trust is filing this PEA No. 548 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 548 will become effective simultaneously with PEA No. 536 on or about December 31, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by confirming that the “Operating Expenses Limitation Agreement” is filed as an exhibit to this filing.

3.
With respect to the last paragraph on page 4 of the Prospectus in the Summary Section and in the Item 9 disclosure, please explain how the Fund would comply with the 80% test under the Names Rule if fully invested.

The Trust responds by changing the limit in the amount of fixed income securities in which it may invest from 25% to 20%.

4.
On page 4 of the Summary Section and in the Item 9 disclosure on page 10, with respect to the following sentence, please explain how derivatives are valued in order to comply with the 80% test:  “Derivative instruments based upon the equity securities described above are considered equity securities for the purposes of the Fund’s 80% investment restriction.”

After consulting with the Adviser, the Trust responds by removing the referenced sentence in its entirety.

5.
Please clarify within the disclosure on page 4 of the Prospectus whether the discussion regarding the Fund holding up to 100% of its assets in short-term, high-quality fixed income securities, cash or cash equivalents refers to the temporary defensive position of the Fund due to market or economic conditions.

The Trust responds by clarifying supplementally that the disclosure refers to the Fund’s temporary defensive position due to market or economic conditions.  However, with more full disclosure located on page 12 of the Item 9 discussion, the Trust has elected to delete the referenced sentence.

6.	If applicable, please add disclosure on page 8, in the sub-section titled, “Performance,” to note that interim performance information will be provided via the Fund’s website.

The Trust responds by revising the disclosure as requested.

7.	With respect to the Fund’s investment objective in the summary section, please add the phrase, “plus income,” to correspond to the disclosure in Item 9 of the Prospectus on page 10.

The Trust responds by revising the disclosure as requested.

8.
The Staff notes that on page 12 of the Prospectus, the Fund may “invest up to 10% of its net assets in certain other derivatives, primarily forward contracts, interest rate swaps, total return swaps, and credit default swaps, measured at notional value.”  Please explain whether the Fund measures derivatives at notional value at all times or just in cases of temporary defensive positions.

After confirming with the Advisor, the Trust responds by stating that the Fund measures all swaps at notional value at all times, not just in cases of temporary defensive positions.

9.
Please explain the basis for the inclusion of the monthly performance data provided with respect to the performance of similarly managed portfolios on pages 22 and 24 of the Prospectus for each sub-advisor.

After confirming with the Advisor, the Trust responds by stating the Advisor’s explanation that the monthly performance is included in the prospectus to provide investors and potential investors with sufficient data to evaluate the risk/reward characteristics of the sub-advisors, including the sub-advisors historical performance in up and down market cycles.  The Advisor believes that providing the sub-advisors’ returns over a fixed rolling period is not sufficient to conduct the appropriate analysis.

10.	Please add the following sentence to page 24 of the Prospectus, “The Fund’s net operating expenses may be higher to the extent that the Fund incurs expenses that are excluded from the Expense Cap.”

The Trust responds by revising the disclosure accordingly.

Statement of Additional Information (“SAI”)

11.
On page 18 of the SAI, please expand the disclosure on Securities Lending to include all conditions/limitations per Staff guidance and include the statutory limit on securities lending to 33 1/3% of average daily net assets.

The Trust responds by removing the disclosure with respect to securities lending as the Fund has no intention of utilizing this provision.

12.
Within the discussion regarding “Options on Securities and Securities Indices” in the second paragraph on page 21 of SAI, please clarify whether the disclosure is referencing the market value of the contract or its notional amount.

The Trust responds by revising the disclosure to read as follows:

The Fund may purchase and sell options traded on U.S. and foreign exchanges based on the market value of the options.  Although the Fund will generally purchase only those options for which there appears to be an active secondary market, there can be no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time.  For some options, no secondary market on an exchange may exist.  In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the purchase or sale of the underlying securities.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP